legal & compliance, llc

laura aNTHONy, esq.

LAZARUS ROTHSTEIN, ESQ.

CHAD FRIEND, ESQ., LLM

SCOTT BUSCEMI, ESQ.

OF COUNSEL:

JOHN CACOMANOLIS, ESQ.

CRAIG D. LINDER, ESQ.

PETER P. LINDLEY, JD, CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

December 8, 2015

VIA ELECTRONIC EDGAR FILING

Larry Spirgel

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Zoned Properties, Inc.
Draft Registration Statement on Form S-1
Submitted November 25, 2015
CIK No. 1279620

Ladies and Gentlemen:

Zoned Properties, Inc. (the “Company”) is in receipt of the staff’s comment letter dated December 4, 2015 relating to the Company’s draft registration statement on Form S-1 (the (“Registration Statement”) submitted on November 25, 2015. Accompanying this letter is an amended draft Registration Statement (the “Amendment”) for consideration by the staff. Following are the Company’s responses to the staff’s comments.

Description of Business, page 21

1.           We note your response to comment 5 in our prior letter dated October 28, 2015. Please revise your discussion to clarify the degree of success you have had in the rezoning process to date. For example, you state at the top of page 22 that you were successful in getting your property in Kingman rezoned. If this is the only such instance, please make this clear. Otherwise, from the properties you have acquired to date, disclose how many you have succeeded in having rezoned. In each instance, discuss the time span required to effect this process.

RESPONSE:	The Amendment clarifies the zoning on our acquired properties, our role in the zoning process and discusses our experience as to the range of time the zoning process takes.

2.           You disclose on page 22 that Arizona limits the number of marijuana dispensaries that will be allowed to be open and operate within the state to 126. Please disclose the current number of operating dispensaries that have been approved (including the number currently leasing your properties) and the number of pending applications, if known.

RESPONSE:	The Amendment discloses the current number of dispensaries that have been approved, including the number currently leasing our properties, as well as that there are an unknown number of pending applications and that the number of additional dispensary licenses is limited.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel

Securities and Exchange Commission

December 8, 2015

Exhibit 5.1

1.            Please have counsel provide a signed and dated legality opinion that is filed as an exhibit prior to effectiveness of the registration statement

RESPONSE:	A signed and dated legality opinion has been filed with the amended S-1.

We trust that the foregoing sufficiently responds to the staff’s comments. If you have any further questions or comments, please contact the undersigned.

Sincerely,

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:

Kathleen Krebs/U.S. Securities and Exchange Commission

Gregory Dundas/U.S. Securities and Exchange Commission

Joseph Cascarano/U.S. Securities and Exchange Commission

Dean Suehiro/U.S. Securities and Exchange Commission

Bryan McLaren/Zoned Properties, Inc.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832